

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2013

Via E-mail
Mr. Paul F. DeSantis
  Chief Financial Officer
Bob Evans Farms, Inc.
3776 South High Street
Columbus, Ohio 43207

> **Re: Bob Evans Farms, Inc.**
> **Form 10-K for the Fiscal Year Ended April 27, 2012**
> **Filed June 21, 2012**
> **Form 10-Q for the Quarterly Period Ended October 26, 2012**
> **Filed November 30, 2012**
> **File No. 0-01667**

Dear Mr. DeSantis:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief